UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

__________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 12, 2021 titled “Arcos Dorados Reports First Quarter 2021 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 12, 2021

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FIRST QUARTER 2021 FINANCIAL RESULTS

•	Positive consolidated[1] systemwide comparable sales growth for the first time since the fourth quarter 2019, overcoming operating restrictions throughout the quarter

•	The Three D’s Strategy drove revenue with Drive-thru and Delivery growing 55% and 208% in constant currency[1], respectively, and Digital generating 37% of sales[1]

•	Consolidated[1] Adjusted EBITDA reached $24.7 million, positive in all four divisions, with especially strong performances in SLAD and the Caribbean[1]

•	Consolidated[1] Adjusted EBITDA margin, improved 30 basis points, excluding the non-cash bad debt reserve reversal from the prior year quarter

Montevideo, Uruguay, May 12, 2021 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months ended March 31, 2021.

First Quarter 2021 Highlights – Excluding Venezuela

•	Consolidated revenues totaled $559.8 million, 9.1% lower in US dollars, but 3.8% higher on a constant currency basis[2], versus the prior year period.

•	Systemwide comparable sales[2] increased 2.1% versus the prior year quarter, despite ongoing operating restrictions and a difficult comparison in January and February.

•	Consolidated Adjusted EBITDA[2] margin of 4.4% was up 30 basis points versus the prior year quarter, excluding the non-cash bad debt reserve reversal from the prior year’s result.

•	Basic net loss was $(0.14) per share, compared to a basic net loss of $(0.25) per share in the prior year quarter.

•	Net Debt to Adjusted EBITDA ratio was 7.9x at the end of the first quarter 2021, versus 7.4x at year-end 2020.

•	More than 98% of the Company’s restaurants were operating at least one sales segment as of the date of this release, with approximately 67% operating all sales segments.

_________________________

1 Excluding results of the Venezuelan operation.

2 For definitions please refer to page 14 of this document.

“Our first quarter 2021 results demonstrate the strength of our Three D’s strategy, the competitive advantage of our free-standing restaurant portfolio and the benefits of our wide footprint in Latin America. This was the first time since the fourth quarter of 2019 that we generated a positive systemwide comparable sales result, despite facing government-imposed operating restrictions throughout the quarter and a challenging comparison with the first two months of last year. Growth in Drive-thru, Delivery and Digital sales showed no signs of slowing down and our free-standing restaurants surpassed first quarter 2019 sales levels in constant currency,” said Marcelo Rabach, Chief Executive Officer of Arcos Dorados.

“Revenue and profitability results were strong, with positive adjusted EBITDA again in all four divisions and positive operating cash flow at the consolidated level. SLAD and Caribbean, which include several markets operating in hard or relatively stable currencies, drove the consolidated EBITDA and cash flow results. Together with all the learnings we gained in 2020, this helped to offset a slower rebound in NOLAD and mitigate the impact of a temporary tightening of operating restrictions in Brazil, beginning in March. Notably, in Brazil, we gained more than four percentage points of market share3, by far the largest expansion in the industry and reaching our highest level in the last five years.”

“In the early days of May, comparable sales in the Brazilian market are responding strongly to a loosening of government-imposed operating restrictions and are already back to 90% of 2019 levels. This is very encouraging especially since we are still subject to restrictions on restaurant capacity and operating hours that have significantly reduced or eliminated our ability to operate during many day parts, especially evenings and late night. Having said that, we remain optimistic that progress in vaccination programs and other measures to control the spread of the virus will allow most markets to enter a Full Revival phase sometime in the second half of 2021. In the meantime, we are proud to operate the best Brand in the restaurant industry and will continue to maximize the opportunity, irrespective of market conditions,” he concluded.

___________________

3 Source: CREST, a syndicated customer study conducted by the research agency The NPD Group.

First Quarter 2021 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q20 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	1Q21 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,298				2,242

Sales by Company-operated Restaurants	587.5	(75.4)	26.1	(0.3)	537.9	-8.4%
Revenues from franchised restaurants	30.0	(4.2)	(2.6)	(0.0)	23.2	-22.5%
Total Revenues	617.5	(79.6)	23.5	(0.3)	561.1	-9.1%

Adjusted EBITDA	28.5	(2.4)	(2.8)	0.7	23.9	-16.1%
Adjusted EBITDA Margin	4.6%				4.3%	-0.3%
Net income (loss) attributable to AD	(52.3)	(0.8)	23.1	0.3	(29.7)	-43.2%
No. of shares outstanding (thousands)	204,070				207,266
EPS (US$/Share)	(0.26)				(0.14)

(1Q21 = 1Q20 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Company’s operating performance continues to be focused on consolidated results that exclude Venezuela.

Main variations in Other Operating Income / (Expenses), net

Included in Adjusted EBITDA: There were no material variations.

Excluded from Adjusted EBITDA: There were no material variations.

First quarter net loss attributable to the Company totaled $29.7 million, compared to net loss of $52.3 million in the same period of 2020. Arcos Dorados’ recorded a loss of $(0.14) per share in the first quarter of 2021 compared to a loss of $(0.26) per share in the corresponding 2020 period. Total weighted average shares for the first quarter of 2021 amounted to 207,265,773 compared to 204,070,029 in the prior year’s quarter.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q21 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	2,178			2,136

Sales by Company-operated Restaurants	586.1	(75.4)	26.1	536.8	-8.4%	4.5%
Revenues from franchised restaurants	29.8	(4.2)	(2.6)	23.1	-22.6%	-8.6%
Total Revenues	615.9	(79.6)	23.5	559.8	-9.1%	3.8%
Systemwide Comparable Sales						2.1%
Adjusted EBITDA	30.0	(2.4)	(2.8)	24.7	-17.6%	-9.4%
Adjusted EBITDA Margin	4.9%			4.4%	-0.5%
Net income (loss) attributable to AD	(50.3)	(0.8)	23.1	(28.0)	-44.3%	-45.9%
No. of shares outstanding (thousands)	204,070			207,266
EPS (US$/Share)	(0.25)			(0.14)

Excluding Arcos Dorados’ Venezuelan operation, total revenues in US dollars decreased 9.1% year-over-year, due to the significant average depreciation of key local currencies, primarily the Brazilian real and the Argentine peso. Constant currency revenues grew 3.8% in the quarter, boosted by strong results in SLAD and the Caribbean to overcome a tough comparison with the pre-pandemic months of January and February 2020 as well as ongoing government-imposed operating restrictions throughout the quarter.

During the first quarter of 2021, the peak number of temporary restaurant closures remained below 10% of the total footprint compared with 50% in the prior year. As of the date of this press release, more than 98% of the Company’s restaurants are operating at least one sales segment and approximately 67% are operating all sales segments.

Systemwide comparable sales for the first quarter increased 2.1%, with strong performances in SLAD and the Caribbean (excluding Venezuela). NOLAD continued its steady, sequential improvement versus the prior quarter but remained negative. Brazil generated a small sequential improvement but was negative due to the difficult comparison with the first two months of the prior year and a significant tightening of ongoing operating restrictions, especially in March. The Drive-thru and Delivery sales segments grew 55% and 208% in constant currency versus the prior year quarter, respectively, through a higher average check and efficient product mix management.

The Company’s unmatched and expanding footprint of free-standing restaurants continued to support topline growth in the quarter.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 1Q21 Adjusted EBITDA

First quarter consolidated Adjusted EBITDA, excluding Venezuela, reached $24.7 million, with positive contributions from all four divisions. Consolidated Adjusted EBITDA margin was down 50 basis points, but up 30 basis points when adjusted for Puerto Rico’s $4.7 million non-cash bad debt reserve reversal included in the prior year result. The margin expansion was mainly driven by efficiencies in Payroll expenses and lower Royalty fees, due to the resumption of growth support from McDonald’s Corporation. This was partially offset mainly by higher Occupancy and other operating expenses, which included spending 5% of sales on advertising and promotion after last year’s temporary reduction to 4%. Significantly higher margins in the Caribbean and SLAD divisions compensated for margin contractions in Brazil and NOLAD.

Consolidated G&A expenses decreased 7.4% year-over-year in US dollars, and increased 7.4% in constant currency terms, which was below the weighted G&A inflation.

Non-operating Results

Arcos Dorados’ non-operating results for the first quarter, excluding Venezuela, included a $9.6 million non-cash foreign currency exchange loss, compared to a non-cash loss of $32.5 million in the same period of 2020. Net interest expense was $2.1 million lower year-over-year. Excluding Venezuela, the Company estimated income tax benefit of $0.1 million in the first quarter, compared to income tax expense of $1.9 million in the prior-year period.

First quarter net loss attributable to the Company, excluding Venezuela, totaled $28.0 million, compared to net loss of $50.3 million in the prior year period. Loss per share was $(0.14) in the first quarter 2021, excluding Venezuela, compared to loss per share of $(0.25) in the prior year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,025			1,030

Total Revenues	284.4	(48.8)	(32.3)	203.3	-28.5%	-11.4%
Systemwide Comparable Sales						-10.0%
Adjusted EBITDA	29.2	(3.8)	(11.9)	13.5	-53.6%	-40.8%
Adjusted EBITDA Margin	10.3%			6.7%	-3.6%

As reported revenues decreased 28.5%, mainly due to the 19% year-over-year average depreciation of the Brazilian real against the US dollar. Revenues declined 11.4% on a constant currency basis, including a 10% decrease in systemwide comparable sales. Revenue faced a tough comparison with the pre-pandemic months of January and February 2020 as well as continued government-imposed operating restrictions throughout the quarter. Revenue was also negatively impacted in March due to a further tightening of operating restrictions to combat a significant increase in virus infections, hospitalizations and deaths.

The Division again benefitted from its unmatched and difficult-to-replicate footprint of street-facing restaurants, which represent almost 55% of its restaurants and generated growth of more than 10% in systemwide sales on a constant currency basis.

Due to the tightened operating restrictions in March 2021, the Division had to temporarily close as much as 18% of its restaurant base, compared with 41% in March 2020. As of the date of this press release, 99% of Brazil’s restaurants is operating at least one sales segment and 55% is operating all sales segments.

Marketing activities in the first quarter focused on the Company’s core products and the unique emotional bond between guests and the McDonald’s brand. During the quarter, the Company launched the “Méquizices” campaign, which celebrates popular McDonald’s meals as well as guests’ individual rituals when enjoying their favorite McDonald’s menu items. The Company also created sales momentum by sponsoring Big Brother Brasil (“BBB”), the biggest TV show in the country, reaching audiences equivalent to a daily Super Bowl. Activations focused on promoting the Three D’s, including a “McDonald’s Pijama Party” in the BBB program, which reached record levels in Delivery sales and generated six simultaneous positions in social network trending topics.

The Company’s Mobile App has the highest user ratings in the restaurant industry and reached record levels of downloads in the quarter, helping to drive Digital sales penetration.

As reported Adjusted EBITDA in the division reached $13.5 million in the quarter, down 53.6% or 40.8% on a constant currency basis, compared with the prior year period. Adjusted EBITDA margin contracted 360 basis points versus the prior year quarter as the decline in sales outpaced the reduction in costs and expenses.

 NOLAD

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

		Currency	Constant
	1Q20	Translation	Currency	1Q21
	(a)	(b)	Growth	(a+b+c)	% As	% Constant
			(c)		Reported	Currency
Total Restaurants (Units)	531			507
Total Revenues	96.1	(2.9)	(3.4)	89.8	-6.5%	-3.6%
Systemwide Comparable Sales						-3.9%
Adjusted EBITDA	5.1	(0.1)	(1.8)	3.2	-37.4%	-35.2%
Adjusted EBITDA Margin	5.3%			3.6%	-1.7%

As reported revenues decreased 6.5%, or 3.6% on a constant currency basis. Systemwide comparable sales decreased 3.9%, largely due to a tough comparison with the pre-pandemic performance in January and February of last year, but continuing its sequential improvement versus the prior quarter despite ongoing operating restrictions.

Both, at the end of the first quarter and as of the date of this release, substantially all of the division’s restaurants were operating all sales segments.

Marketing activities for the first quarter included the celebration of the 50th anniversary of the McDonald’s brand’s arrival in Costa Rica. Also in the quarter, the Company fueled sales in Mexico by bringing back the McRib sandwich, an iconic product that received strong consumer response. The limited time offer sold out in just three weeks. The Company continued to accelerate Drive-thru sales through the Mobility Campaign, customer experience and loyalty efforts such as the Drive-thru VIP Club. Finally, Delivery continued to be a key sales driver supported by co-branded campaigns and special bundles with the delivery aggregators.

As reported Adjusted EBITDA reached $3.2 million in the first quarter. The result represents a year-over-year decline of 37.4%, or 35.2% in constant currency terms, due to the decline in revenue and a 170 basis point contraction in the Adjusted EBITDA margin.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	406			391

Total Revenues	147.9	(30.2)	33.1	150.8	1.9%	22.4%
Systemwide Comparable Sales						26.0%
Adjusted EBITDA	1.4	(2.0)	9.4	8.9	526.2%	667.4%
Adjusted EBITDA Margin	1.0%			5.9%	4.9%

As reported revenues increased 1.9%, despite the 30% year-over-year average depreciation of the Argentine peso against the US dollar. The strong recovery in the division led to a constant currency revenue increase of 22.4%. Systemwide comparable sales increased 26.0%, above the division’s blended inflation despite a tough comparison with its pre-pandemic performance in January and February of last year.

The SLAD division was operating at least one sales segment in 98% of its restaurants at the end of the quarter, with 72% operating all sales segments. Due to tighter government-imposed operating restrictions, especially in Argentina and Chile, as of the date of this press release 95% of the division’s restaurants are operating at least one sales segment and 46% are operating all sales segments.

Marketing activities for the first quarter included the expansion of the Drive-thru mobility campaign "Movete Como Quieras" to all SLAD markets. This campaign is designed to continue driving sales in this strategic segment by encouraging guests to take any form of transportation through the Drive-thru. The Company also expanded its successful “McCombo APP del Día” value platform to Chile, boosting its digital sales and generating new users of the Mobile App. In Ecuador, the Company focused on driving sales in its chicken portfolio with the “McNuggetear” campaign, which generated a 51% growth in Chicken McNuggets sales, in that market.

As reported Adjusted EBITDA totaled $8.9 million, compared to $1.4 million in the prior year. The growth was driven by a continued recovery in the Chilean business, combined with solid results in Argentina. Adjusted EBITDA margin rose 490 basis points, boosted by the strong recovery in sales that helped drive cost and expense leverage.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q20 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	1Q21 (a+b+c+d)	% As Reported
Total Restaurants (Units)	336				314

Total Revenues	89.2	2.2	26.2	(0.3)	117.3	31.5%

Adjusted EBITDA	5.1	0.4	5.2	0.7	11.4	124.0%
Adjusted EBITDA Margin	5.7%				9.7%	4.0%

The Caribbean division’s results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Caribbean division’s operating performance focuses on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q21 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	216			208

Total Revenues	87.6	2.2	26.2	116.0	32.5%	29.9%
Systemwide Comparable Sales						25.0%
Adjusted EBITDA	6.6	0.4	5.2	12.2	85.6%	78.4%
Adjusted EBITDA Margin	7.5%			10.5%	3.0%

Revenues in the Caribbean division, excluding Venezuela, increased 32.5% in US dollars, or 29.9% in constant currency terms. Systemwide comparable sales increased 25.0%, driven by strong performances in Puerto Rico and the French West Indies. Total revenue growth also reflects 100% company-operated restaurants in Puerto Rico in the first quarter of 2021, versus 87% in the prior year quarter, which accounted for 610 basis points of the US dollar revenue growth.

Free-standing restaurants, which represent 72% of the division’s footprint, continued to be the key sales driver, with nearly 30% comparable sales growth.

At the end of the quarter, 99% of the division’s restaurants were operating at least one sales segment, with 83% operating all sales segments. As of the date of this release, the number of restaurants operating at least one sales segment as well as the number operating all sales segments is substantially unchanged from the end of the first quarter of 2021.

Marketing activities in the first quarter in Puerto Rico included the launch of chicken-focused menu items such as the new line of Crispy Chicken Sandwiches. These new sandwiches represent the beginning of a multi-year journey into the chicken segment. Two months after the launch, the Company continues exceeding sales projections, due to high guest response. Also during the quarter, the Company continued strengthening the Drive-thru segment by improving service times, reducing menu complexity and leveraging exclusive communication campaigns and loyalty programs, such as “Pasa como quieras” and “Rueda y Gana” in Colombia.

As reported Adjusted EBITDA reached $12.2 million, growing 85.6% year-over-year, or 78.4% in constant currency terms, despite the fact that last year’s Adjusted EBITDA included a $4.7 million non-cash bad debt reserve reversal in Puerto Rico. Adjusted EBITDA margin rose to 10.5%, up 300 basis points versus the prior year quarter, and up 840 basis points excluding the non-cash reserve reversal from the prior year result.

New Unit Development

Figure 8. Total Restaurants (eop)*
	March 2021	December 2020	September 2020	June 2020	March 2020
Brazil	1,030	1,020	1,023	1,024	1,025
NOLAD	507	507	513	530	531
SLAD	391	391	397	402	406
Caribbean	314	318	324	335	336
TOTAL	2,242	2,236	2,257	2,291	2,298
* Considers Company-operated and franchised restaurants at period-end

Figure 9. Current Footprint
	Store Type*		Total Restaurants	Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC		Company Operated	Franchised
Brazil	562	468	1,030	616	414	75	2,009
NOLAD	314	193	507	353	154	13	576
SLAD	229	162	391	344	47	122	393
Caribbean	247	67	314	267	47	31	318
TOTAL	1,352	890	2,242	1,580	662	241	3,296
* FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

The Company opened 13 new restaurants during the twelve-month period ended March 31, 2021, including 10 openings during the first quarter of this year. At the end of the first quarter, the Company had 767 Experience of the Future Restaurants.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $148.3 million and total financial debt (including the value of derivative instruments) was $651.2 million, as of March 31, 2021. Net debt (Total Financial Debt minus Cash and cash equivalents) was $502.9 million, while the Net Debt/Adjusted EBITDA ratio was 7.9x at the end of the reporting period.

Figure 10. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	March 31	December 31
	2021	2020
Cash & cash equivalents (i)	148,292	165,989
Total Financial Debt (ii)	651,171	673,232
Net Financial Debt (iii)	502,879	507,243
Total Financial Debt / LTM Adjusted EBITDA ratio	10.3	9.9
Net Financial Debt / LTM Adjusted EBITDA ratio	7.9	7.4
(i) Cash & cash equivalents includes Short-term investment
(ii)Total financial debt includes long-term debt, short-term debt, and derivative instruments (including the asset portion of derivatives amounting to $143.0 million and $122.6 million as a reduction of financial debt as of March 31, 2021 and December 31, 2020, respectively).
(iii) Total financial debt less cash and cash equivalents.

Net cash generated from operating activities for the three months ended March 31, totaled $7.0 million, while cash used in net investing activities totaled $15.6 million. Capital expenditures in the quarter totaled $17.6 million, compared to $41.2 million in the previous year’s period. Net cash used in financing activities was $1.9 million.

Recent Developments

2021 Annual General Shareholders’ Meeting (AGM)

The Company held its Annual Shareholders’ Meeting on April 28, 2021. All proposals were approved at the meeting.

Appointment of New Divisional President for NOLAD

Effective April 1, 2021, Gustavo Pascualino became President of the NOLAD Division, replacing Rogerio Barreira who returned to the Brazil Division as Vice President of Operations. Prior to his promotion, Mr. Pascualino served as Operations Vice President for the Brazil Division, beginning in 2016. He began his career in 1989 as a crew member at the iconic Florida Street restaurant in Buenos Aires, Argentina. In addition to his most recent role in Brazil, Mr. Pascualino held various leadership positions in operations, including Operations Director for Puerto Rico and the Caribbean Division and Corporate Operations Development Director.

Appointment of New Vice President of Supply Chain

Effective July 1, 2021, Karina Montiel will become the new VP of Supply Chain and will join the Company’s Management Board, its highest-level management team. Mrs. Montiel will be replacing José Valledor who is leaving Arcos Dorados, after a thirty-year career with the Company, to pursue personal interests. Mrs. Montiel is currently the Finance Director of the Brazil Division, a position she has held since 2018. She joined the Company in 1996 and held various positions in finance before gaining experience in operations, as the Managing Director of Uruguay, from 2014 to 2018.

First Quarter 2021 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, May 12, 2021, at 10 a.m. ET. In order to access the webcast, members of the investment community should follow this link Arcos Dorados First Quarter 2021 Results Webcast.

A replay of the webcast will be available later today through August 10, 2021 in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@mcd.com.uy

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Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,200 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 03/31/2021). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2020. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

First Quarter 2021 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 11. First Quarter 2021 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended
	March 31,
	2021	2020
REVENUES
Sales by Company-operated restaurants	537,889	587,537
Revenues from franchised restaurants	23,227	29,967
Total Revenues	561,116	617,504
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(192,659)	(211,857)
Payroll and employee benefits	(114,421)	(134,199)
Occupancy and other operating expenses	(178,193)	(188,104)
Royalty fees	(27,661)	(34,124)
Franchised restaurants - occupancy expenses	(11,827)	(9,780)
General and administrative expenses	(44,966)	(48,798)
Other operating income, net	1,803	2,223
Total operating costs and expenses	(567,924)	(624,639)
Operating loss	(6,808)	(7,135)
Net interest expense	(12,282)	(14,396)
Loss from derivative instruments	(1,149)	(491)
Gain from securities	-	4,247
Foreign currency exchange results	(9,348)	(32,634)
Other non-operating expenses, net	(142)	(46)
Loss before income taxes	(29,729)	(50,455)
Income tax benefit (expense)	70	(1,869)
Net loss	(29,659)	(52,324)
Net (loss) income attributable to non-controlling interests	(54)	(8)
Net loss attributable to Arcos Dorados Holdings Inc.	(29,713)	(52,332)
Earnings per share information ($ per share):
Basic net loss per common share	$ (0.14)	$ (0.26)
Weighted-average number of common shares outstanding-Basic	207,265,773	204,070,029
Adjusted EBITDA Reconciliation
Operating loss	(6,808)	(7,135)
Depreciation and amortization	30,366	35,348
Operating charges excluded from EBITDA computation	372	310
Adjusted EBITDA	23,930	28,523
Adjusted EBITDA Margin as % of total revenues	4.3%	4.6%

First Quarter 2021 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 12. First Quarter 2021 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three-Months ended
	March 31,
	2021	2020
REVENUES
Sales by Company-operated restaurants	536,766	586,114
Revenues from franchised restaurants	23,070	29,793
Total Revenues	559,836	615,907
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(192,471)	(211,472)
Payroll and employee benefits	(114,187)	(133,734)
Occupancy and other operating expenses	(177,409)	(187,076)
Royalty fees	(27,661)	(34,123)
Franchised restaurants - occupancy expenses	(11,726)	(9,627)
General and administrative expenses	(44,281)	(47,804)
Other operating income, net	2,965	2,638
Total operating costs and expenses	(564,769)	(621,200)
Operating loss	(4,933)	(5,292)
Net interest expense	(12,282)	(14,398)
Loss from derivative instruments	(1,149)	(491)
Gain from securities	-	4,247
Foreign currency exchange results	(9,560)	(32,471)
Other non-operating expenses, net	(142)	(46)
Loss before income taxes	(28,066)	(48,451)
Income tax benefit (expense)	87	(1,867)
Net loss	(27,979)	(50,318)
Net loss attributable to non-controlling interests	(54)	(8)
Net loss attributable to Arcos Dorados Holdings Inc.	(28,033)	(50,326)
Earnings per share information ($ per share):
Basic net loss per common share	$ (0.14)	$ (0.25)
Weighted-average number of common shares outstanding-Basic	207,265,773	204,070,029
Adjusted EBITDA Reconciliation
Operating loss	(4,933)	(5,292)
Depreciation and amortization	30,016	34,977
Operating charges excluded from EBITDA computation	(339)	328
Adjusted EBITDA	24,744	30,013
Adjusted EBITDA Margin as % of total revenues	4.4%	4.9%

First Quarter 2021 Results by Division

(In thousands of U.S. dollars)

Figure 13. First Quarter 2021 Consolidated Results by Division (In thousands of U.S. dollars)
	1Q
	Three-Months ended		% Incr.	Constant
	March 31,		/	Currency
	2021	2020	(Decr)	Incr/(Decr)%
Revenues
Brazil	203,251	284,382	-28.5%	-11.4%
Caribbean	117,326	89,195	31.5%	n/a
Caribbean - Excl. Venezuela	116,046	87,598	32.5%	29.9%
NOLAD	89,782	96,052	-6.5%	-3.6%
SLAD	150,757	147,875	1.9%	22.4%
TOTAL	561,116	617,504	-9.1%	n/a
TOTAL - Excl. Venezuela	559,836	615,907	-9.1%	3.8%

Operating Income (loss)
Brazil	180	11,088	-98.4%	-92.6%
Caribbean	5,083	(83)	-6191.0%	n/a
Caribbean - Excl. Venezuela	6,958	1,760	295.7%	273.7%
NOLAD	(1,727)	(978)	76.5%	77.6%
SLAD	3,637	(3,668)	-199.2%	-263.6%
Corporate and Other	(13,981)	(13,494)	-3.6%	-27.1%
TOTAL	(6,808)	(7,135)	-4.6%	n/a
TOTAL - Excl. Venezuela	(4,933)	(5,292)	-6.8%	3.8%

Adjusted EBITDA
Brazil	13,540	29,171	-53.6%	-40.8%
Caribbean	11,386	5,085	124.0%	n/a
Caribbean - Excl. Venezuela	12,200	6,575	85.6%	78.4%
NOLAD	3,188	5,092	-37.4%	-35.2%
SLAD	8,866	1,416	526.2%	667.4%
Corporate and Other	(13,050)	(12,241)	-6.6%	-30.5%
TOTAL	23,930	28,523	-16.1%	n/a
TOTAL - Excl. Venezuela	24,744	30,013	-17.6%	-9.4%

Figure 14. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
1Q21	5.47	20.34	88.56
1Q20	4.46	19.97	61.52
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 15. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	March 31	December 31
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	148,292	165,989
Short-term investment	-	-
Accounts and notes receivable, net	72,996	94,249
Other current assets (1)	138,237	155,293
Total current assets	359,525	415,531
Non-current assets
Property and equipment, net	751,894	796,532
Net intangible assets and goodwill	34,903	37,046
Deferred income taxes	45,722	55,567
Derivative instruments	142,204	121,901
Leases right of use assets, net	764,777	790,969
Other non-current assets (2)	74,121	76,408
Total non-current assets	1,813,621	1,878,423
Total assets	2,173,146	2,293,954
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	182,648	209,535
Taxes payable (3)	76,511	91,284
Accrued payroll and other liabilities	85,138	79,218
Other current liabilities (4)	38,532	56,726
Provision for contingencies	1,888	2,024
Financial debt (5)	7,433	7,856
Operating lease liabilities	55,221	56,828
Total current liabilities	447,371	503,471
Non-current liabilities
Accrued payroll and other liabilities	20,425	21,884
Provision for contingencies	24,006	24,924
Financial debt (6)	786,751	787,979
Deferred income taxes	4,672	5,067
Operating lease liabilities	727,515	752,613
Total non-current liabilities	1,563,369	1,592,467
Total liabilities	2,010,740	2,095,938
Equity
Class A shares of common stock	386,603	386,603
Class B shares of common stock	132,915	132,915
Additional paid-in capital	11,760	11,540
Retained earnings	261,182	290,895
Accumulated other comprehensive losses	-591,016	-584,860
Common stock in treasury	-39,547	-39,547
Total Arcos Dorados Holdings Inc shareholders’ equity	161,897	197,546
Non-controlling interest in subsidiaries	509	470
Total equity	162,406	198,016
Total liabilities and equity	2,173,146	2,293,954

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "McDonald's Corporation's indemnification for contingencies", and "Derivative Intruments".

(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".